SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 24, 2020, at 2:00 p.m. (“Proposal”):

A.        Annual Shareholders’ Meeting:

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2019;

We propose that the management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2019, as disclosed on February 27, 2020 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspapers Valor Econômico and the Official Gazette of the State of São Paulo.

We stress that, under the terms of article 9, item III, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481/09”), the information disclosed in Exhibit A.I to the Management Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for the year ended December 31, 2019 and ratification of the payment of interest on own capital for the year ended December 31, 2019, approved by the Board of Directors at the meeting held on December 2, 2019;

We propose that the net profit for the fiscal year ended December 31, 2019 be allocated as indicated below, which is defined in detail in Exhibit A.II of the Management Proposal, prepared in accordance with article 9, sole paragraph, item II, of CVM Ruling 481/09. It is further proposed to ratify the payment of interest on own capital relating to the fiscal year ended December 31, 2019, approved by the Board of Directors at the meeting held on December 2, 2019.

Net Profits	R$ 11,779,965,119.88
Amount allocated to the Tax Incentives Reserve	R$ (1,352,121,653.10)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2019	R$ (7,717,419,618.63)
Amount allocated to the Investments Reserve(1)	R$ 4,180,780,132.35

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,430,343,000.00; and (iii) expired dividends in the amount of R$28,190,116.67, as detailed in Exhibit A.II to the Management Proposal.

3.           Define the number of members of the Board of Directors and elect the effective and alternate members for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2023, under the terms of the Company’s By-laws.

The Company’s By-laws provides that the Board of Directors will be composed of 3 (three) to 11 (eleven) effective members, and it might have from 2 (two) to 11 (eleven) alternates.

The Management proposes that the Board of Directors is composed of 11(eleven) effective members and 2 (two) alternates, with or without a separate election.

Shareholders representing at least 5% of the Company’s capital stock may request the adoption of the multiple voting process in the election of the Board of Directors, provided that such request is sent with at least 48 hours in advance of the date and time set for the Ordinary General Meeting, or within the regular term, in case they opt for doing so through distance voting instrument. In the election of board members through the multiple voting process, each share equals to as many votes as the number of members to be elected, and shareholders are allowed to cumulate all of its votes in one candidate, or distribute them among more than one.

According to article 141, paragraph 7 of Law No. 6,404/76, every time, cumulatively, the election of the board of directors is performed through the multiple voting system and the minority shareholders exercise their prerogative of electing a member in a separate voting, it will be assured to the controlling shareholder the right to elect members in an equal number to the members elected by the other shareholders, plus one, independently of the number of members that, according to the by-laws, compose the board.

The controlling shareholders of the Company have appointed 11 (eleven) effective members and 2 (two) alternates for the positions of members of the Board of Directors. They are the individuals qualified below, which compose the “Controlling Shareholder Slate – Board of Directors”:

(i)          by reelection, Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 SSP/SP, enrolled with the CPF/ME under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(ii)         by reelection, José Heitor Attilio Gracioso, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.833.137 SSP/SP, enrolled with the CPF/ME under No. 006.716.908-25, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iii)       by reelection, Carlos Alves de Brito, Brazilian, married, engineer, bearer of Identity Card RG No. 03.574.624-7 IFP/RJ, enrolled with the CPF/ME under No. 595.438.507-63, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(iv)       by reelection, Luis Felipe Pedreira Dutra Leite, Brazilian, divorced, economist, bearer of Identity Card RG No. 06522715-9 IFP/RJ, enrolled with the CPF/ME under No. 824.236.447-87, resident and domiciled in Greenwich, CT, United States of America, to take office as an effective member of the Board of Directors;

(v)         by reelection, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card RG No. 965.908 SSP/DF, enrolled with the CPF/ME under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vi)       by reelection, Vicente Falconi Campos, Brazilian, married, engineer, bearer of Identity Card RG No. M-1.176.273 SSP/MG, enrolled with the CPF/ME under No. 000.232.216-15, resident and domiciled in the City of Nova Lima, State of Minas Gerais, to take office as an effective member of the Board of Directors;

(vii)      by reelection, Roberto Moses Thompson Motta, Brazilian, married, businessman, bearer of Identity Card RG No. 50952008-X SSP/SP, enrolled with the CPF/ME under No. 706.988.307-25, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(viii)    by reelection, Nelson José Jamel, Brazilian, married, engineer, bearer of Identity Card RG No. 37.990.760-4 SSP/SP, enrolled with the CPF/ME under No. 025.217.577-80, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(ix)       by reelection, Cecília Sicupira, Brazilian, married, business administrator, bearer of Identity Card RG No. 34.095.839-X SSP/SP, enrolled with the CPF/ME under No. 055.532.167-37, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(x)         by reelection, Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian, married, bachelor of politics, philosophy and economics, bearer of Identity Card RG No. 13.076.140-0 SSP-SP, enrolled with the CPF/ME under No. 086.323.078-43, resident and domiciled in Capri, Italy, to take office as an effective member of the Board of Directors, as an Independent Director;

(xi)       by reelection, Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 IFP/RJ, enrolled with the CPF/ME under No. 806.030.257-49, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(xii)      by reelection, Carlos Eduardo Klutzenschell Lisboa, Brazilian, married, administrator, bearer of Identity Card RG No. 54.929.337-1 SSP-SP, enrolled with the CPF/ME under No. 694.514.864-53, resident and domiciled in the City of Mexico, Mexico, to take office as an alternate member of the Board of Directors; and

(xiii)    by reelection, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 2.595.585 SSP/SC, enrolled with the CPF/ME under No. 810.940.279-87, resident and domiciled in New York, NY, United States of America, take office as an alternate member of the Board of Directors.

We clarify that, under the terms of article 10 of CVM Ruling 481/09, the information referring to the candidates nominated as members of the Board of Directors indicated above are further detailed in Exhibit A.III to the Management Proposal.

4.                Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2021, pursuant to the terms of the Company's by-laws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Shareholder Slate – Fiscal Council”:

(i)          by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)         by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)       by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)       by election, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X SSP/SP, enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council:

(i)          by election, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, engineer, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)          by election, Carlos Tersandro Fonseca Adeodato, Brazilian, divorced, economist, bearer of Identity Card No. 10482 CRE/RJ, enrolled with the CPF/ME under No. 337.770.397-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 10 of CVM Ruling 481/09, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.IV of the Management Proposal.

5.                Establishment of the global compensation of the managers and members of the Fiscal Council for year 2020.

We propose that the global compensation of the managers for the year 2020 (that is, between January 1, 2020 and December 31, 2020) be established in the global amount of up to R$111,079,130.00.

According to the CVM guidance (item 3.4.5 of Circular-Notice/CVM/SEP/No. 02/2020 – “Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the call options and/or the shares that the Company intends to grant in the fiscal year. We stress that, therefore, in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stick options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013; and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, in both cases with accounting, and not financial, effects set forth in CPC 10.

As far as the global compensation of the Fiscal Council is concerned, for the year 2020 (that is, between January 1, 2020 and December 31, 2020), we propose the establishment of the global amount of up to R$2,162,700.00, with the compensation of the alternate members corresponding to half of the amount received by the effective members, which is in compliance with Law No. 6,404/76.

We inform that the amounts paid as global compensation attributed to the managers and members of the Fiscal Council of the Company for the year 2019 were, respectively, R$ 75,163,352.00 and R$ 1,917,900.00. Such amounts are inferior to the limits approved by the Ordinary Shareholders’ Meeting held on April 26, 2019, of R$ 101,728,287.00 for the managers and R$ 2,146,762.00 for the members of the Fiscal Council. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 26, 2019 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Please note that the information required for the necessary analysis of the proposal of compensation of the managers and the Fiscal Council, as provided in article 12 of CVM Ruling 481/09, is set forth in Exhibit A.V to the Management Proposal, more specifically in items 13.1 and 13.4.

B.         Extraordinary Shareholders’ Meeting:

6.                Approve the amendment of the Company’s By-laws to:

(a)                 amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Shareholders’ Meeting;

If the proposal is approved, the language of the heading of article 5 of the By-laws of the Company shall be that indicated in Exhibit B.I of the Management Proposal.

(b)                 amend article 8 to make express reference to other possibilities of using the authorized capital limit by the Board of Directors, as set forth in Law No 6,404/76;

The Management proposes the amendment of the heading of article 8 to make express reference to other possibilities of using the authorized capital limit approved by the Board of Directors, as set forth in Law No. 6,404/76, such as the capitalization of profits or reserves and the issuance of subscription bonus or debentures convertible in shares, as detailed in Exhibit B.I to the Management Proposal.

(c)                 amend articles 11, 15, 16, 17, 18 and 19 to adjust the composition of the Board of Directors:

The Management proposes adjustments to articles 11, 15, 16, 17, 18 and 19 of the Company’s By-laws in order to (i) set forth the possibility of having only one Chairman to the Board of Directors alternatively as the current model of Co-Chairmen, allowing the board members to choose the composition of the Board of Directors more adequate for the moment of the Company; (ii) increase the minimum number of members that can compose the Board of Directors from three to five; and (iii) with the intention of following the recommendations of the Brazilian Code of Corporate Governance (Código Brasileiro de Governança Corporativa), provide that the Board of Directors will be composed, in its majority, by external members, all as set forth in details in Exhibit B.I to the Management Proposal.

(d)                 amend article 21 to adjust the duties of the Board of Directors:

The Management proposes the amendment of article 21 of the By-laws to adjust the list of matters subject to the prior approval by the Board of Directors, in view of excluding those that, as per its relevance and potential impact to the functioning and results of the Company, should be under the responsibilities of the Executive Officers, as detailed in Exhibit B.I to the Management Proposal.

(e)                 amend articles 22 to 34, including the new articles 25 and 34 and renumbering the other articles to restructure the composition of the Board of Executive Officers of the Company, set the duties of the new positions and change the name of the positions already existent.

The Management proposes the use of a new name for positions in the Board of Executive Officers and the creation of the positions of Commercial and Compliance Vice-President Officers, detailing their duties, to reflect the Company’s new organizational structure, as detailed in Exhibit B.I to the Management Proposal.

7.                Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, as well as other adjustments also detailed in Exhibit B.I to the Management Proposal, arising from the renumbering and language corrections, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to the Management Proposal.

8.                Approve the amendment of the Share-Based Compensation Plan in force, to increase the global volume of shares representing the Company’s capital stock that may be granted to the participants of the plan from 0.3% to 3%.

The Management proposes the approval of the amendment of the Share-Based Compensation Plan in force, approved by the Extraordinary Shareholders’ Meeting of the Company held on April 29, 2016 (“Stock Plan”), to increase the global volume of shares representing the Company’s capital stock that may be granted to participants of the Stock Plan from 0.3% to 3%. The new percentage proposed considers the longevity of the Stock Plan, considering the future concessions that the Company will make to its managers and high-level employees in observance of its compensation policy and as approved by the Shareholders’ Meeting, as per the annual appreciation of the global compensation of the managers (if applicable), and by the Board of Directors. Thus, the Management understands that such increase is necessary for the Stock Plan to continue fulfilling its objectives of (i) stimulate the expansion, exit and performance of social objectives of the Company and its shareholders’ interests, encouraging the integration of managers and high-level employees of the Company; and (ii) allow the Company to obtain and keep, in an effective way, the services of such managers and employees.

The proposed amendment will be reflected in item 5.1 of the Stock Plan, as follows:

Current Language	Proposed Language

5.1. Participants may be granted, under the Stock Plan, shares representing, at most, 0.3% of the shares representing the Company’s capital stock on this date (“Global Volume”). The Global Volume may only be adjusted under the terms of item 8.1 of the Stock Plan.

5.1. Participants may be granted, under the Stock Plan, shares representing, at most, ~~0,3%~~3% of the shares representing the Company’s capital stock ~~on this date~~ on April 24, 2020 (“Global Volume”). The Global Volume may only be adjusted without modification of this Stock Plan under the terms of item 8.1.

In order to reflect the amendment proposed above, we propose that the amendment to the Stock Plan is approved, under the terms of Exhibit B.II of the Management Proposal, that includes a copy of the Stock Plan revised and the additional information required by article 13 of CVM Ruling 481/09.

São Paulo, March 24, 2020.

The Management

Ambev S.A.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer